                                  EXHIBIT 1.1


[vFinance Investments, Inc. logo]


                               FINDER'S AGREEMENT

     FINDER'S AGREEMENT dated as of June 14, 2005 (this "Agreement") by and between Combimatrix Corporation (the "Company") and vFinance Investments, Inc. (the "Finder").

     WHEREAS, the Finder has organized a series of meetings between the Company and various Institutional Investors ("Targets") as described in Section 3 below with the main objective of increasing the Company's visibility among investors and identifying potential sources of financing for the Company. These meetings are free of cost for the Company and the Company has the right to accept and/or reject the meetings scheduled by the Finder.

     NOW THEREFORE, for good and valuable consideration the parties hereto agree as follows:

     1. In the event the Company receives financing of any form from the Institutional Investors ("Targets") listed below, their subsidiaries, partners, and/or related parties (individually or collectively, a "Transaction"), for a period of 12 months from the date of this Agreement, the Company shall pay the Finder a five percent (5%) fee on any form of equity funding and/or one percent (1%) fee on any form of debt funding with respect to a Transaction. The fee is calculated by applying the above mentioned rate to the Aggregate Consideration (as defined in Section 2 below) in a Transaction, and it is due within 30 days of each such Transaction.

     2. Aggregate Consideration is defined and computed as the total proceeds paid by the targets to the Company in connection with a Transaction.

     3.   Targets: Redacted

     4. The Finder assumes no obligations, other than to identify said Target(s) and organize meetings for the Company. The Finder does not undertake any other duties beyond the same, nor shall it obtain or assemble any information, render any analytical support or inputs or spend any time in furtherance of this Agreement beyond what has been described herein.

     5. The Company shall provide to the Finder full, timely, complete and accurate information regarding any Transaction that is completed with any of the Target (s) that were introduced by the Finder.

     6. The Finder hereby represents and warrants that it is a broker-dealer registered under the United States Securities Act of 1933, as amended, and regulations thereunder, as well as applicable state securities laws and regulations. The Finder further represents and warrants that its activities in connection with this Agreement shall be in accordance with and in compliance with such laws and regulations.

     7. Any controversy or claim arising out of, or relating to, this Agreement, to the making, performance, or interpretation of it, shall be settled by arbitration in New York, New York, or as otherwise mutually agreed upon by the parties, under the commercial arbitration rules of the American Arbitration Association then existing, and any judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy. If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall recover reasonable attorney's fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

     IN WITNESS WHEREOF, the parties' duly authorized agents hereto have executed this Finder's Agreement on the day and year first above written.


VFINANCE INVESTMENTS, INC.                    COMBIMATRIX CORPORATION


By:______________________________             By:_______________________________
Name: Jonathan C. Rich                        Name:
Title: EVP - Investment Banking               Title:
Date:                                         Date: